U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                 (Amendment No._______)

                                CHELMSFORD CAPITAL, LTD.
               __________________________________________________________
                                    (Name of Issuer)

                                      Common Stock
               __________________________________________________________
                             (Title of Class of Securities)

                                          NONE
               __________________________________________________________
                                     (CUSIP Number)

                                    Thomas K. Russell
                          32 Antibes, Laguna Niguel, CA  92677
                                      (714)499-4819
                  _____________________________________________________
                  (Name, Address and Telephone Number of Person
                           Authorized to Receive Notices
                                   and Communications)

                                    October 27, 1997
                ________________________________________________________
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following: ___ Yes _X_ No

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: NONE

1.       NAME OF REPORTING PERSON:  Alan J. Setlin.
SS or IRS identification no. of above person:  ###-##-####.

2.       Check the appropriate box if a member of a group:  (a) ___
(b) ___.

3.  SEC Use Only.

4.  Source of Funds:  00

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ___ Yes _X_ No.

6.  Citizenship or place of organization:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.  Sole Voting Power:  920,000

8.  Shared Voting Power:  980,000

9.  Sole Dispositive Power:  920,000

10.  Shared Dispositive Power:  980,000

11.  Aggregate amount beneficially owned by each reporting person:
980,000

12. Check box if the aggregate amount in No. 11 above excludes certain shares:

13.  Percent of class represented by amount in No. 11:  71.6%

14.  Type of Reporting Person:  IN


ITEM 1. SECURITY AND ISSUER. This statement relates to common stock. The issuer is Chelmsford Capital, Ltd. The address of the issuer's principal executive offices is 1055 E. Tropicana Ave-nue, Suite 700, Las Vegas, Nevada 89119.


ITEM 2. IDENTITY AND BACKGROUND. The person filing this statement is Alan J. Setlin, a U.S. citizen, whose business address is 28460 Avenue Stanford, Valencia, California 91355. Mr. Setlin is Chairman of Futurenet Online, Inc., which is engaged in the network marketing business. During the past five years, Mr. Setlin has not been convicted in a criminal proceeding and has not been a party to a civil proceeding prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION. The consideration for purchase of the shares was $75,000, paid in the form of execution of two Promissory Notes which are payable in full not later than December 31, 1997.

ITEM 4. PURPOSE OF TRANSACTION. The purpose of the transaction was to acquire control of the issuer in order to facilitate an acquisition transaction pursuant to which the issuer intends to acquire not less than 80% of the issued and outstanding common stock of Futurenet Online International, Inc. (FNI). FNI is presently a wholly-owned subsidiary of Futurenet Online, Inc. of which Mr. Setlin is Chairman. In conjunction with acquisition of control of the issuer by Mr. Setlin, all of the previous members of the board of directors resigned and elected successors designated by Mr. Setlin.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.  Mr.
Setlin is the beneficial owner of 980,000 shares of common stock of the issuer, representing approximately 71.6% of its issued and out-standing common stock. Mr. Setlin is the direct owner and has sole voting and sole dispositive power with respect to 920,000 shares. An additional 60,000 shares are owned by his spouse, and he has shared voting and dispositive power with respect to these shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER. Pursuant to a separate contract dated October 30, 1997, Thomas K. Russell, as agent for a specified group of purchasers, purchased 180,000 shares of common stock of the issuer from a group
15 persons who previously owned such stock. Mr. Russell acted solely as agent for purposes of facilitating the transaction, and did not purchase any such shares for his own account. Such shares were acquired as part of the plan to acquire control of the issuer in order to facilitate the anticipated acquisition of a controlling interest in Futurenet Online International, Inc. Mr. Russell was subsequently designated as a director of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 1997

/s/  Alan J. Setlin
Title:  Reporting Person